March 31, 1999


Department of Public Utility Control
Ten Franklin Square
New Britain, CT 06051
Attn.:  Louise Rickard
        Acting Executive Secretary

     Re:      New England Power Company; - Acquisition of
              New England Electric System by
              The National Grid Group plc

Dear Ms. Rickard:

     We represent New England Power Company ("NEP") in filing this letter with the Department. All of the common stock of NEP's parent, New England Electric System ("NEES"), a registered holding company, is being acquired by The National Grid Group plc ("National Grid") pursuant to a Merger Agreement dated December 11, 1998. NEP is seeking the Department's confirmation that it is not required to seek Department prior approval for the acquisition of NEES by National Grid.

     NEES is a registered public utility holding company headquartered in Massachusetts. Its subsidiaries are engaged in the transmission and distribution of electricity and the marketing of energy commodities and services. The electricity delivery companies serve approximately 1.3 million customers in Massachusetts, Rhode Island and New Hampshire. NEES does not directly own any generating or transmission assets located in the State of Connecticut.

     NEP is a "foreign electric company," as that term is defined in Section 16-246a of the Connecticut General Statutes, Revision of 1958, as amended (the "General Statutes"). By virtue of NEP's ownership of a minority interest in Millstone Unit 3 located in Connecticut, NEP, pursuant to Section 16-246c(c) of the General Statutes, is an "electric company" and a "public service company" for all purposes of Title 16 of the General Statutes.

     National Grid is a holding company incorporated in England and Wales. It owns all the shares of The National Grid Company plc, a corporation that is the world's largest privately owned independent electric transmission company. The National Grid Company owns, operates and maintains the high voltage network in England and Wales, which connects power stations with distribution networks. The National Grid Company is also responsible for scheduling and dispatching generation to meet demand second-by-second and manages and controls the software systems to do so. Additionally, The National Grid Company owns and operates interconnectors that enable electricity to be transferred between the England and Wales market and Scotland and France.

     Because of NEP's status as a "foreign electric company", a review of Title 16 of the Connecticut General Statutes was necessary to determine whether or not the approval by the Department of the transaction contemplated under the Merger Agreement is required. The following analysis suggests that such an approval is not required.

     The first statute which may be applicable is Section 16-47 of the Connecticut General Statutes, which governs "holding companies". A "holding company" is defined in Section 16-47(a) to mean "any corporation, association, partnership, trust or similar organization, or person which, either alone or in conjunction and pursuant to an arrangement or understanding with one or more other corporations, associations, partnerships, trusts or similar organizations, or persons, directly or indirectly, controls a gas, electric, electric distribution, water, telephone or community antenna television company." The regulatory oversight is provided under ss. 16-47(c) which provides that "[n]o corporation, association, ... or person shall take any action that causes it to become a holding company with control over a gas, electric, electric distribution, water, telephone or community antenna television company engaged in the business of supplying service within this state, ... or acquire, directly or indirectly, control over such a holding company, without first making written application to and obtaining the approval of the department." (emphasis added)

     Therefore, it appears that, since neither NEES nor NEP engages in the business of supplying service within the state, the requirements of approval under Section 16-47 do not apply. The Department reached a similar conclusion in the application of Central Maine Power Company in Docket No. 98-06-28 concerning that company's creation of a holding company, finding that the Department did not have jurisdiction over the transaction under that statutory provision.

     The  second  statute   potentially   applicable  to  the  proposed   merger
transaction is Section 16-43(a) of the General Statutes, which provides that "[a] public service company shall obtain the approval of the Department of Public Utility Control to directly or indirectly (1) merge, consolidate or make common stock with any other company, or (2) sell, lease, assign, mortgage, ... or otherwise dispose of any essential part of its franchise, plant equipment or other property necessary or useful in the performance of its duty to the public,
 ...". Since the transaction proposed does not involve NEP, the public service company, but NEES, a registered utility holding company parent, the provisions of Section 16-43 also do not apply.

     While it could be argued that the phrase "directly or indirectly" in the opening section of that statute covers the acquisition of a holding company which, in turn, owns a public service company, we doubt that the legislature intended such essentially unlimited extension of state review of "above holding company" level transactions. Additionally, we are unaware of any prior
Department decisions or applications which purport to cover an entirely tangential transaction solely involving the parents, affiliates and other corporate-related entities of a public service company such as those contemplated by the Merger Agreement. Matters otherwise within the scope of
Section 16-43 but removed by corporate organization from the regulated public service company occur regularly and, should the Department assert that it has jurisdiction over such transactions, the Department could be expected to receive numerous applications for approval of such transactions even though the transactions would appear to involve no legitimate state issues in Connecticut.

     Additionally, the proposed transaction is already being scrutinized by the Securities and Exchange Commission ("SEC") under the Public Utility Holding Company Act, the Federal Energy Regulatory Commission, to which a Section 203 filing has been submitted, the Nuclear Regulatory Commission under the Atomic Energy Act, the state utility regulatory agency of the state of Vermont,1 and a representation of no net harm to customers is required in New Hampshire. The proposed transaction also requires a Hart Scott Rodino filing with the U.S. Justice Department. Finally, although no formal approval is required by the Massachusetts Department of Telecommunications and Energy ("DTE"), that state agency is reviewing the proposed transaction as well and will be providing comments (along with New Hampshire and Rhode Island regulators) to the SEC to the effect that the DTE has the authority and resources to protect rate payers, including in particular, with regard to matters such as rates, financings, affiliate transactions and financial integrity, and that the DTE intends to exercise its authority.

-------------------

1 In contrast with the provisions of Section 16-43 of the Connecticut General Statutes, the pertinent provision of the Vermont legislation provides that "[n]o company shall directly or indirectly acquire a controlling interest in any company subject to the jurisdiction of the public service board, or in any company which, directly or indirectly has a controlling interest in such a company, without the approval of the public service board," (30 V.S.A. Section 107); thus requiring that state's approval of the acquisition of NEES by National Grid.

     In view of the importance of the proposed transaction to NEES and National Grid, they wish to be certain that all required regulatory approvals relating to the merger have been obtained. On behalf of NEP, therefore, we would appreciate the Department's confirmation that it is not necessary to seek its prior approval of the NEES-National Grid merger from the Department prior to the merger.

     If, however, the Department does not concur with our analysis in this regard, we have enclosed with this letter copies of the testimony of Michael E. Jesanis, Roger Urwin, and Peter G. Flynn, filed with the Massachusetts DTE. This testimony sets forth in detail the particular elements of the transaction and includes a copy of the Merger Agreement and its exhibits.

     Because NEES and National Grid are attempting to close the merger expeditiously, they are seeking to have all necessary regulatory approvals in hand prior to May 31, 1999. To that end, NEP would be happy to provide any additional documentation or information that the Department believes is necessary to properly evaluate this request. Finally, the Department's prompt response to this request would be greatly appreciated.

                                     Very truly yours,



                                      Peter G. Boucher

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